September 7, 2006

Mail Stop 4561

Robert E. Cauley
Chief Financial Officer and Secretary
Opteum Inc.
3305 Flamingo Drive
Vero Beach, FL 32963

>**Re: Opteum Inc.**
>**Form 10-K/A for the year ended December 31, 2005**
>**Filed 3/10/06**
>**File No. 1-32171**

Dear Mr. Cauley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm, page 70

1.   We note that you have referred to another auditor within your report. Please revise to include the audit report of the other auditors that you have relied upon.

Consolidated Statements of Operations, page 72

2.   We note that you have recorded the gains on sales of loans and mortgage-backed securities as revenue on your consolidated statements of income. It does not appear that these gains meet the definition of revenue pursuant to paragraph 78 of CON 6. Please revise to present investment income below operating expenses in future filings. Refer to Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 3. Mortgage Loans Held for Sale, Net, page 85

3.   Please disclose the information required by Schedule IV: Mortgage Loans on Real Estate in future filings. Refer to Rule 5-04 of Regulation S-X.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Beshears at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief